July 24, 2017

VIA ELECTRONIC TRANSMISSION

Kenneth Ellington

Accountant

U.S. Securities and Exchange Commission

Division of Investment Management
Disclosure Review Office

100 F. Street, N.E.

Washington, DC 20549

Re:	Response to Staff Comments Regarding Vertical Capital Income Fund (File Nos. 333-173872; 811-22554) September 30, 2016 Annual Report

Dear Mr. Ellington:

This correspondence is submitted in response to the Staff's follow up comments given on July 14, 2017 related comments originally given June 13, 2017, and addressed by response letter date July 12, 2017; each related to the September 30, 2016 annual report ("Annual Report") for the Vertical Capital Income Fund (the "Registrant" or "Fund"). We have included a summary of the comments and the Registrant's responses thereto, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Comment 1. (Follow up to original comment 8). With respect to mortgage notes held by the Fund that may be "restricted securities," please (i) confirm that they can be resold without registration under the Securities Act of 1993 and thus not restricted securities, or (ii) provide a supplementary undertaking to provide the information below with respect to investment in restricted securities that are consistent with Article 12-12(note 8) of Reg. S-X, or (iii) provide an alternate explanation regarding the inapplicability of Article 12-12(note 8).

Article 12-12(note 8) calls for footnote disclosure for each issue of restricted securities:

(a) as to each such issue:

(1) Acquisition date;

(2) carrying value per unit of investment at date of related balance sheet, e.g., a percentage of current market value of unrestricted securities of the same issuer, etc.; and

(3) the cost of such securities;

(b) as to each issue acquired during the year preceding the date of the related balance sheet, the carrying value per unit of investment of unrestricted securities of the same issuer at:

(1) The day the purchase price was agreed to; and

(2) the day on which an enforceable right to acquire such securities was obtained; and

(c) the aggregate value of all restricted securities and the percentage which the aggregate value bears to net assets.

Response: Upon further consideration, the Registrant confirms that mortgage notes are not restricted securities under Reg S-X as they can be re-sold to the public without registration under the Securities Act of 1993. Here the Registrant observes that Reg. S-X defines restricted securities as "…securities which cannot be offered for public sale without first being registered under the Securities Act of 1933…" (17 CFR 210.6-03). Furthermore, the Registrant observes that mortgage notes are illiquid and primarily traded among institutions and not commonly referred to by the investing public as securities considered for investment. The Registrant undertakes to assure its disclosures reflect the illiquid nature of mortgage notes and will remove any disclosures that identify mortgage notes as restricted securities.

If you have any questions or additional comments, please call the undersigned at 614-469-3238.

Sincerely,

/s/ Parker D. Bridgeport